[VOCALTEC LOGO]


                  VocalTec Announces Powerful New Functionality
                 in Version 6.0 of Essentra Softswitch Platform

      Essentra provides high density, high availability and rich IP-Centrex services for carrier-grade VoBB networks

SUPERCOMM 2005, Chicago - June 6, 2005 - VocalTec Communications Ltd. (NASDAQ:VOCL), a leading telecom equipment provider offering Next Generation VoIP solutions for carriers and service providers, today launched the newest release of its award-winning Essentra(R) Softswitch Platform. With this latest release carriers and service providers can bridge the gap between the reliability and scalability of current TDM networks and the innovative services delivered by Next Generation VoIP Networks. The latest release offers a high-density Class 5 alternative platform with up to 250,000 subscribers supported on a single chassis, full redundancy within a NEBS level 3 package and a highly rich IP-Centrex solution fully integrated within the softswitch.

"Carriers cite lower cost and innovative services as the primary motivators for migrating to next generation networks," commented Moti Suess, COO, VocalTec Communications Ltd. "However they expect the same 'five nines' system availability and high density scalability that they are accustomed to. Our latest Essentra solution fulfills these expectations."

Carriers can use the Essentra network platform to replace elements within an existing network, to replace an entire Class 5 switch or can deploy the Essentra side-by-side with an existing legacy network. Essentra offers residential advanced telephony services over broadband Internet access, (for example ADSL), while supporting legacy plain analog telephones, preserving the traditional set of features and offering a rich set of IP-Centrex services, including auto-attendant, operator console, corporate voice-mail, conferencing, executive phone features as well as corporate level provisioning.

The Essentra network platform is offered in a basic configuration which can expand to 20,000 subscribers, and a scaleable configuration which can grow to 250,000 subscribers in a single 8U IBM Blade Center T chassis, further expansion up until 2 million subscribers is achieved through the implementation of a unique distributed architecture.


About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

Learn more about our products and solutions at www.vocaltec.com.
                                               ----------------


NOTE: VocalTec and Essentra are registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its products, subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the pace of migration from legacy networks to next generation networks solutions, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Contacts:


VocalTec Communications Ltd.

Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
 (Israel) +972-52-2781748
carmen@vocaltec.com